SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Integral Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45810J103
(CUSIP Number)

December 31 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45810J103
1.	Names of reporting persons Ressler & Tesh Investments, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) (b)	☐ ☐
3.	SEC use only
4.	Citizenship or place of organization Washington

Number of shares beneficially owned by each reporting person with:	5. Sole voting power	0
	6. Shared voting power	3,750,942
	7. Sole dispositive power	0
	8. Shared dispositive power	3,750,942

9.	Aggregate amount beneficially owned by each reporting person	3,750,942
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)	☐
11.	Percent of class represented by amount in Row (9)	5.68%
12.	Type of reporting person (see instructions) OO

CUSIP No. 45810J103
1.	Names of reporting persons Allen M. Ressler
2.	Check the appropriate box if a member of a group (see instructions) (a) (b)	☐ ☐
3.	SEC use only
4.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	5. Sole voting power	0
	6. Shared voting power	3,750,942
	7. Sole dispositive power	0
	8. Shared dispositive power	3,750,942

9.	Aggregate amount beneficially owned by each reporting person	3,750,942
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)	☐
11.	Percent of class represented by amount in Row (9)	5.68%
12.	Type of reporting person (see instructions) IN

CUSIP No. 45810J103
1.	Names of reporting persons Tim R. Tesh
2.	Check the appropriate box if a member of a group (see instructions) (a) (b)	☐ ☐
3.	SEC use only
4.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with:	5. Sole voting power	4,000
	6. Shared voting power	3,750,942
	7. Sole dispositive power	4,000
	8. Shared dispositive power	3,750,942

9.	Aggregate amount beneficially owned by each reporting person	3,754,942
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)	☐
11.	Percent of class represented by amount in Row (9)	5.68%
12.	Type of reporting person (see instructions) IN

Item 1.

(a)   Name of issuer:  Integral Technologies, Inc.

(b)   Address of issuer’s principal executive offices:  805 W. Orchard Drive, Suite 7, Bellingham, WA  98225

Item 2.

(a)   Name of person filing:

   Ressler & Tesh Investments, LLC

  Allen M. Ressler

  Tim R. Tesh

The reporting persons have entered into a Joint Filing Agreement, dated February 21, 2012, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the reporting persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)   Address of principal business office or, if none, residence:  The address of the principal business office of each of the reporting persons is 821 Second Avenue, Suite 2200, Seattle, WA 98104.

(c)   Citizenship:  Ressler & Tesh Investments, LLC is a limited liability company organized under the laws of the State of Washington.  Mr. Ressler is a citizen of the United States.  Mr. Tesh is a citizen of the United States.

(d)   Title of class of securities:  Common Stock, $.001 Par Value

(e)   CUSIP No.:  45810J103

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Ressler & Tesh Investments, LLC (the “LLC”) is the owner of 1,313,086 shares of common stock of Integral Technologies, Inc. (“ITKG:) and warrants to purchase an aggregate of 2,437,856 shares of common stock of ITKG (collectively the “ITKG Securities”).  Allen M. Ressler, as a member of the LLC, and Tim R. Tesh, as a member and the manager of the LLC, share voting power and investment power with respect to the ITKG Securities, and therefore each may be deemed to be the beneficial owner of the ITKG Securities.  Tim R. Tesh is also the beneficial owner of 4,000 shares of common stock of ITKG, as to which Mr. Tesh has sole voting power and sole investment power.

1.	Ressler & Tesh Investments, LLC

(a)	Amount beneficially owned3,750,942 shares.

(b)	Percent of class 5.68%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0.

(ii)	Shared power to vote or to direct the vote 3,750,942 (includes 2,437,856 shares issuable under warrants).

(iii)	Sole power to dispose or to direct the disposition of 0.

(iv)	Shared power to dispose or to direct the disposition of 3,750,942(includes 2,437,856 shares issuable under warrants).

2.	Allen M. Ressler

(a)	Amount beneficially owned:3,750,942 shares.

(b)	Percent of class:5.68%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 0.

(ii)	Shared power to vote or to direct the vote 3,750,942 (includes 2,437,856 shares issuable under warrants).

(iii)	Sole power to dispose or to direct the disposition of 0.

(iv)	Shared power to dispose or to direct the disposition of 3,750.942 (includes 2,437,856 shares issuable under warrants).

3.	Tim R. Tesh

(a)	Amount beneficially owned: 3,754,942 shares.

(b)	Percent of class: 5.68%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 4,000.

(ii)	Shared power to vote or to direct the vote 3,750,942 (includes 2,437,856 shares issuable under warrants).

(iii)	Sole power to dispose or to direct the disposition of 4,000

(iv)	Shared power to dispose or to direct the disposition of 3,750,942(includes 2,437,856 shares issuable under warrants).

Item 5.  Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Not applicable.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not applicable.

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature.  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RESSLER & TESH INVESTMENTS, LLC

Dated: May 2, 2013	By	/s/ TIM R. TESH
Tim R. Tesh, Manager

/s/ ALLEN M. RESSLER
Allen M. Ressler

/s/ TIM R. TESH
Tim R. Tesh

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)            Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)           Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

RESSLER & TESH INVESTMENTS, LLC

Dated: May 2, 2013	By	/s/ TIM R. TESH
Tim R. Tesh, Manager

/s/ ALLEN M. RESSLER
Allen M. Ressler

/s/ TIM R. TESH
Tim R. Tesh